Filed by Legato Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257732

 Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

Update on Government Financing and Carbon Benefits of the Proposed EAF Transformation July 2021

1 Disclaimer (1/2) Disclaimer Legato Merger Corp. (“Legato”) is holding presentations for certain of its stockholders, as well as other persons who might be interested in purchasing Legato’s securities, regarding its proposed merger with Algoma Steel (“Algoma” or the “Company”). EarlyBirdCapital (“EBC”) acted as managing underwriter of Legato's initial public offering (“IPO”) and as Legato's investment banker and will receive a fee upon consummation of the merger. EBC, BMO Capital Markets (“BMO”) and Maison Placements Canada (“MP”) are acting as Legato's investment bankers and will receive fees upon consummation of the merger. Jefferies LLC (“Jefferies”) is acting as Algoma's financial advisor and will receive a fee upon consummation of the merger. Legato, Algoma and their respective directors and executive officers, EBC, BMO, and MP may be deemed to be participants in the solicitation of proxies for the special meeting of Legato’s stockholders to be held to approve the merger and related matters. Information regarding the persons who may, under the rules of the U.S. Securities and Exchange Commission (the “SEC”), be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in Algoma’s prospectus as well as Legato’s proxy statement described below filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 relating to its initial public offering (the “Legato Final Prospectus”). These documents are available free of charge as described below. Additional Information and Where to Find It This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Algoma and Legato, Algoma has filed with the SEC a registration statement on Form F - 4 on July 6, 2021 which includes Algoma’s preliminary prospectus as well as Legato’s preliminary proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov . In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Legato at Legato Merger Corp., 777 Third Avenue, 37th Floor, New York, New York 10017 or Algoma at Algoma Steel Inc., 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4. Notice Regarding Algoma Steel Inc. Algoma Steel Inc. was incorporated in 2016 solely for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. and its subsidiaries in connection with a restructuring under the Canadian Companies' Creditors Arrangement Act. The purchase transaction was completed on November 30, 2018. Prior to November 30, 2018, the Company had no operations, and was capitalized with 1 common share with a nominal value. Unless otherwise indicated or the context otherwise requires, in this document, all references to the “Company,” “us,” “we” and “our” refer to Algoma Steel Inc., its parent corporation, and its consolidated subsidiaries and all references to “Essar Steel Algoma” and “Old Steelco” mean Essar Steel Algoma Inc. and its consolidated subsidiaries. The Company’s and Old Steelco’s fiscal year end is as of March 31 of each calendar year. All financial and other data for periods ending as of or prior to November 30, 2018 relate to Old Steelco and all financial and other data for periods subsequent to November 30, 2018 relate to the Company. Financial and other data for the FY 2019, the fiscal year ended March 31, 2019, are a pro forma combination of the financial and other information of Old Steelco for the eight - month period ended November 30, 2018 and the financial and other information of the Company for the four - month period ended March 31, 2019. Neither the combined information or the financial information of Old Steelco are indicative of the results of the Company had the Company acquired Old Steelco on April 1, 2018. Forward - Looking Statements This document includes forward - looking statements within the meaning of applicable securities legislation, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, in addition to historical information. These forward - looking statements are included throughout this document and relate to matters such as the merger between Algoma and Legato, the PIPE investment in connection with the merger, our business strategy, including with respect to the proposed transformation of Algoma to an electric arc furnace producer, including our ability to secure other funding necessary to fund such transformation, projected increases in capacity liquid steel as a result of such transformation, projected cost savings associated with such transformation, projected reduction in CO2 emissions associated with such transformation, our ability to enter into contracts to source scrap and the availability of scrap, the availability of alternative metallic supply; the economy, including future demand for our products; our industry, including with respect to steel prices; our goals and expectations concerning our market position; our future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information., including projections and forecasts regarding our financial and operational performance in future periods such as projected capital expenditures, projected revenue, projected EBITDA (including CY 2021P EBITDA) and projected Adjusted EBITDA, projected steel shipments by product, projected steel prices, projected costs and projected headcount. We have generally used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will” and similar terms and phrases to identify forward - looking statements in this document. Forward - looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Although management believes that expectations reflected in forward - looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or Legato or any other person that the anticipated results will be achieved. The Company and Legato caution you not to place undue reliance upon any such forward - looking statements, which speak only as of the date they are made. Our forward - looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward - looking statements due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following: the risk that the benefits of the transaction may not be realized; the risk that the anticipated benefits of the Government of Canada’s funding will fail to materialize as planned or at all; the risk of definitive documentation in respect of such funding not being negotiated or such funding otherwise not being received; the ability of the Company to implement and realize its business plans, including the Company's ability to transform to electric arc furnace steelmaking; the Company's ability to reduce its carbon intensity; the risk that the transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the transaction, including the failure of Legato’s stockholders to approve and adopt the merger agreement or the failure of Legato to satisfy the minimum cash condition following redemptions by its stockholders; the inability to complete the PIPE investment in connection with the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be initiated following announcement of the transaction; the effect of the announcement or pendency of the transaction on Algoma’s business relationships, operating results and business generally; risks that the proposed transaction could disrupt current plans and operations of Algoma; the risks associated with the steel industry generally; the risk of downturns and a changing regulatory landscape in Algoma’s highly competitive and cyclical industry; foreign exchange rates; future results of operations; future cash flow and liquidity; future capital investment; the impact of the foregoing items on our debt service obligations; our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness with a substantial amount of indebtedness; restrictive covenants in debt agreements limit our discretion to operate our business; plant operating performance; upgrades to our facilities and equipment; our research and development activities; our ability to source raw materials and other inputs at a competitive cost; debt financing, government or regulatory accommodation for key operational inputs and other current or future compliance requirements, ability to supply to new customers and markets; our ability to effectively manage costs; our ability to attract and retain key personnel and skilled labor; our ability to obtain and maintain existing financing on acceptable terms; changes in laws, rules and regulations, including international trade regulations; growth in steel markets and industry trends; significant domestic and international competition; increased use of competitive products; a protracted fall in steel prices; global and North American product demand; excess capacity, resulting in part from expanded production in China and other developing economies; low - priced steel imports and decreased trade regulation; protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial condition of our key customers; increases in annual funding obligations resulting from our under - funded pension plans; supply and cost of raw materials and energy; currency fluctuations, including an increase in the value of the Canadian dollar against the United States dollar; environmental compliance and remediation; unexpected equipment failures and other business interruptions; a protracted global recession or depression; and changes in general economic conditions, including as a result of the COVID - 19 pandemic. Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward - looking statements ultimately prove to be accurate. Our forward - looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward - looking statements. We undertake no obligation to update these statements unless we are required to do so under applicable securities laws.

2 Disclaimer (2/2) Market and Industry Data and Forecasts This document includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings and internal Company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third - party sources, nor have we ascertained the underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding our industry data presented in this document, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Forward - Looking Statements” above. Neither the Company nor Legato guarantee the accuracy or completeness of such information contained in this document. Presentation of Financial Information All of our financial information is presented in Canadian dollars, except as otherwise indicated. The Company’s functional currency is the US Dollar. The Company’s financial statements are reported in Canadian Dollars. Assets and liabilities are translated into Canadian Dollars using the prevailing exchange rate at the end of the period. Income and expense items are translated into Canadian Dollars using the average exchange rate over the period. Certain amounts reported in Canadian Dollars have been converted to US Dollars at the exchange rates stated in this presentation. Our and Old Steelco’s financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, our and Old Steelco’s financial statements are not comparable to the financial statements of U.S. companies prepared in accordance with U.S. GAAP. Non - IFRS Financial Measures In this document we use certain measures not recognized by the IFRS to evaluate the performance of the Company, or Old Steelco. These terms do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. The term “EBITDA” and “Adjusted EBITDA” are financial measures utilized by the Company that are not defined by IFRS. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. Readers are encouraged to consider these financial measures in the context of the Company’s and Old Steelco’s results under IFRS, as provided in the Company’s and Old Steelco’s financial statements. EBITDA, as defined by the Company, refers to earnings before interest, taxes, amortization, foreign exchange, interest income, carbon tax expense and certain exceptional items. Adjusted EBITDA, as defined by the Company, refers to EBITDA before tariff expense and capacity utilization adjustment. EBITDA and Adjusted EBITDA are not recognized measures for financial statement presentation under IFRS. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA, as defined and used by other companies. We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess its operating performance in addition to IFRS measures. They are included because we believe they can be useful in measuring its ability to service debt, fund capital expenditures, and expand its business. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are: they do not reflect cash outlays for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, working capital; they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness; they do not reflect income tax expense or the cash necessary to pay income taxes; although depreciation and amortization are non - cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and other companies, including other companies in our industry, may calculate these measures differently than as presented in by us, limiting their usefulness as comparative measures. Because of these limitations, EBITDA, Adjusted EBITDA and the related ratios should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using EBITDA and Adjusted EBITDA only supplementally. Cautionary Note Regarding Projections and Other Financial Data This presentation contains projected financial and other information for the Company for the years ending December 31, 2021 and 2022 as well as for the fiscal years ending March 31, 2022 through March 31, 2030 which you will find in this document marked as “CY2021P,” “CY2022P,” “FY2022P,” “FY2023P,” “FY2024P,” “FY2025P,” “FY2026P,” “FY2027P,” “FY2028P,” “FY2029P,” “FY2030P” and other variations thereof. These periods are not yet complete and all information related to such periods are only projections, are not historical information and do not reflect the Company’s actual results for such periods. Such projected financial information constitutes forward - looking information and is for illustrative purposes only, and should not be relied upon as necessarily being indicative of future results. Such projections are based on assumptions, estimates and judgments that have been made with currently available information. Such assumptions, estimates and judgments underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially. This presentation also contains illustrative financial data based on realized sales prices. Actual results may differ materially from the results contemplated by the projected financial information, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The independent auditors of the Company have not audited, reviewed, compiled, or performed any procedures with respect to the projections, and accordingly, did not express an opinion or provide any other form of assurance with respect thereto.

Overview of Government Financing

Canadian Government to Provide Attractive "Green Steel Funding" to Support the EAF Investment

ALGOMA STEEL INC.

Overview of the Green Steel Funding

- Algoma has secured, subject to negotiation and execution of definitive documentation, a commitment from two Canadian government entities to provide financial support for the transformative EAF investment
- The commitment is expected to provide for up to C$420 million (US$333 million[1]) of funding, including:
  - C$200 million (US$159 million[1]) loan from Canada's Strategic Innovation Fund ("SIF") through the Net Zero Accelerator, the annual repayments of which are expected to be scalable based on Algoma's greenhouse gas emission performance
  - C$220 million (US$174 million[1]) loan from the Canada Infrastructure Bank ("CIB"), which is expected to be a low-interest loan on commercial terms
- SIF and CIB announced their commitments on July 5, 2021
- Funding is part of a broader effort by the Canadian government to achieve environmental goals of reducing GHG emissions from, and increasing sustainability of, industrial processes

Algoma views the financing from SIF and CIB as a highly attractive opportunity to fund the EAF investment

(1) Figure converted at a 1.26 CAD to USD FX rate.

4

EAF Transformation Expected to Be Fully Funded Pro Forma for the Merger and Government Financing

ALGOMA STEEL INC.

Pro Forma Capital Structure[1]

US$mm	Current (3/31/21A)	xCY2021P EBITDA	Transaction Adjustment (+ / -)	Pro Forma	xCY2021P EBITDA	Effective Rate	Maturity
ABL Revolver ($250.0)	$72	0.1x	--	$72	0.1x	2.29%	Nov. 30, 2023
Secured Term Loan[2]	300	0.4x	--	300	0.4x	10.00%	Nov. 30, 2025
Algoma Docks Term Loan Facility	60	0.5x	--	60	0.5x	5.26%	May. 31, 2025
Government Loans	69	0.6x	--	69	0.6x	0.00% - 2.50%	2028 - 2031
Government Financing for EAF[3]	--	--	333	333	0.9x	TBD	TBD
Total Debt	**$501**	**0.6x**		**$834**	**0.9x**		
Less: Cash[4]	(17)		(639)	(656)			
Net Debt	**$484**	**0.5x**		**$178**	**0.2x**		
CY2021P EBITDA	$901						

The Proposed EAF Expected to be Fully Financed by Legato and Government Financing (Assumes No Redemptions)



$17
$306
$333
$656
($500)
$156
Existing Cash (Mar-31-21)
Net Cash from SPAC & PIPE(3)
Government Financing Support
PF Cash
Less: EAF Capex
PF Cash (after EAF CapEx)

The Government commitments are expected to provide Algoma with sufficient capital to complete the EAF transformation with flexibility to deploy anticipated cash flows to value enhancing opportunities, including strategic investments to support the EAF

(1) Figures converted at a 1.26 CAD to USD FX rate. Existing Government loans shown as the book value as they currently do not require cash interest payments. Principal value of the government loans are C$135mm or US$108mm.
(2) Libor Floor of 1.5% for Secured Term Loan. Secured Term Loan includes option to PIK at L + 950.
(3) Assumes the government financing is fully funded at close of the Merger. Government financing is subject to negotiation and execution of definitive documentation.
(4) Inclusive of $236 million Legato cash as of January 25, 2021 and $100 million PIPE investment, net of $30 million in fees and expenses, assuming no redemptions.

5

6 (1) Anticipated dates of the stockholder vote and the close of the transaction are estimates and subject to change. Legato / Algoma SPAC Indicative Timetable and Structural Considerations Key Dates (1) Event June 21 Analyst Day Presentation July 7 Date of Filing of Preliminary Proxy Statement/Prospectus Week of September 27 Anticipated Date of Stockholder Vote Weeks of September 27 / October 4th Anticipated Date of Close LEGATO / ALGOMA INDICATIVE TIMETABLE Commentary / Key Events: In connection with the transaction, Legato public shareholders have the right to have their shares redeemed for cash at ~$10.00 per share. Alternatively, they may remain shareholders in the combined entity. Legato public shareholders must make this election no later than two business days prior to the shareholder vote Key condition for closing is amount of cash available to complete deal Upon a merger Algoma will be the surviving entity with Legato becoming a wholly - owned subsidiary of Algoma Algoma will be conducting both Canadian and U.S. investor marketing and is anticipated to have a TSX listing concurrent with the merger Algoma will also maintain a US listing on the NASDAQ exchange

Carbon Benefits of Proposed EAF Transformation

EAF Transition Would Materially Improve Algoma's Environmental Footprint...

ALGOMA STEEL INC.

Environmental Strategy

- EAF production would unlock significant environmental benefits – EAF steelmaking generates substantially less CO2 and other air pollutants compared to Blast Furnace producers
- 3.0mm metric tonnes anticipated reduction (~70%) of carbon GHG emissions[1] representing:
  - ✓ **11% of the Canadian Federal 2030 Paris Agreement target**
  - ✓ **100% of the provincial 2030 target**
  - ✓ **75% reduction in emissions per net ton**

Improving Algoma's Environmental Profile Provides Long-Term Advantages

- ✓ Algoma expected to become the greenest producer of steel in Canada
- ✓ Improves competitiveness for government spending programs where ESG is a criteria
- ✓ Improves profile with select customers who are similarly ESG focused
- ✓ Improves employee engagement
- ✓ Reduction of greenhouse gas emissions may provide for lower annual repayment on the SIF loan

		Reduction[1]	% Reduction
GHG Emissions	CO2	3.0mm tonnes	70%
	CO2/NT production	1.33 tonnes	75%
SOx emissions		4,060 tonnes	82%
NOx emissions		1,604 tonnes	52%
Stack and Fugitive Emissions		Complete elimination of Stack and Fugitive Emissions	100%

Source: Company information. Note: All years refer to calendar year unless otherwise specified. Expected environmental benefits from the EAF are based on projected estimates for Algoma, using published data sources for similar technologies.
(1) Based on current production versus forecasted production of 3.0mm tons of steel shipments produced under full EAF configuration.

8

9 Source: Algoma Management, Canadian Output - Based Pricing System Regulations. (1) Emissions calculated based on historical emissions Intensities and planned steel production levels. (2) Carbon Pricing Mechanics are not established beyond 2022. Assumes carbon price increases from C$40/tonne to C$170/tonne by 2030 based on proposal by the Canadian Government for escalating carbon prices. (3) Analysis assumes equal steel production across cases for comparability, under a status quo scenario without the EAF investment – actual production would be lower. … and Can Provide for Material Carbon Tax Savings Expected Benefit of EAF Emissions Reduction (1) • Today Algoma is subject a price on carbon based on Canada’s Federal Output Based Pricing System (OBPS) – Annual facility emissions limit (in tonnes of CO 2 e) for Algoma are 95% of the national, production - weighted average emissions intensity for Integrated producers – Algoma must pay on its emissions in excess of the 95% limit • Based on this structure, Algoma management expects to pay taxes on ~5% of carbon emissions – In CY2021E with expected 2.5mm tons of steel production, emission levels equate carbon tax payments on ~215k tonnes of emissions – Following the EAF transformation, emissions would be reduced by ~3.0mm tonnes of CO 2 despite shipments increasing to an estimated 3.1mm tons • Maintaining that same 5% payment, this would require payment on only ~65k tonnes of CO 2 emissions • The cost of CO 2 emissions in Canada is currently C$40/tonne (US$32/tonne) • While carbon pricing mechanics have not been officially established beyond 2022, the Canadian government has proposed raising them to C$170/tonne (US$137/tonne) by 2030 Substantive contribution to Canada’s obligation under the Paris climate accord Algoma expected to become national leader in green flat rolled steel $0 $7 $14 $21 $28 $35 $42 0 . 0 1 . 0 2 . 0 3 . 0 4 . 0 5 . 0 6 . 0 CY' 2 1E FY '2 2 E FY '2 3 E FY '2 4 E FY '2 5 E FY '2 6 E EAF Timing Assumed Steel Production (3) (mm tons) TBD 2.5 2.5 2.6 2.6 2.9 3.0 3.1 Status Quo (BF/BOF) Emissions Status Quo (BF/BOF) Tax EAF Transformation Emissions EAF Transformation Tax CO 2 e m i s sio n s (mm tonnes) Estimated Carbo n Ta x (2) (US$ mm) Total Savings FY’24 - ’26: $20mm E st im ate d R u n - Rat e E A F S av ings (annual): ~$27mm

Supplemental Materials

Preliminary EAF Timeline and Capital Requirements

ALGOMA STEEL INC.

- The rollout of the EAF strategy would occur in phases that are determined by availability of electricity:
  - Phase I (Interim / Alternating Hybrid Mode): from the start of production to grid upgrade completion, the EAF would operate one furnace at a time using on-site cogeneration facility, LSP and local 230kV transmission upgrade
  - Phase II (Long-Term / Full Grid Power): after the completion of a power upgrade, the EAF would then operate both furnaces simultaneously
- Anticipating a 30-month construction timeline for the EAF between permitting and commissioning
- Anticipating meaningful sustaining CapEx savings: ~$30 million historical BF/BOF sustaining CapEx vs. ~$11 million EAF sustaining CapEx per year
- Liquid steel capacity expected to increase from the 2.8mm tons of current capacity to 3.3mm tons in "Alternating Hybrid Mode" and 3.7mm tons in "Full Grid Power Mode"

	Jan-2024	Apr-2024	2025	2026	Long-Term
Production Method	**Construction Period** Blast Furnace 7 (BF7) Coke Ovens 7,8,9 (CO7,8,9) Oxygen Steelmaking (BOF)	**Commission Ramp** BF7/BOF/CO7, 8,9 EAF 1 | EAF 2	**Product Certification** BF7 / CO8,9 EAF 1 | EAF 2 *(Alternating Mode)*	**Alternating Hybrid Mode ("EAF Phase I")** BF7 / CO8,9 EAF 1 | EAF 2 *(Alternating Mode with 30% hot metal from BF)*	**Full Grid Power Independent Mode ("EAF Phase II")** EAF 1 | EAF 2 (With all 230 kV local and bulk upgrades, no LSP power required) 100% Cold Charge Scrap
Power Supply	Local 230kV Transmission Line Upgrade (agreed with utility) Bulk 230kV Transmission Line Upgrade				Option to decommission BF7

Source: Company information.

11

12 Term Definition Basic Oxygen Furnace (BOF) Vessel used to convert liquid hot metal from a blast furnace into steel Blast Furnace (BF) Metallurgical furnace combining fuel, ores and flux to smelt iron ore to produce pig iron, which is fed downstream into a BOF Cogeneration Also known as combined heat and power (CHP), a cogeneration plant uses gas generated from the steelmaking process to create electricity Coke Fuel for a Blast Furnace that is made by heating coal in the absence of air Cold Rolled Sheet Hot rolled steel that has been further processed to increase its strength and strength - to - weight ratio, providing better overall surface finish Continuous casting Process whereby molten metal is solidified into a "semi - finished" billet, bloom, or slab for subsequent rolling in the finishing mills CRU Index Price index which is widely used throughout the steel industry. Prepared by CRU, a leading steel data provider ( https://cruindices.com/ ) Electric Arc Furnace (EAF) Method for producing steel with primary inputs of scrap steel and electricity. EAFs form new steel by heat charging material with an electric arc Hard coking coal (HCC) A category of metallurgical coal that is converted to coke and used as fuel for the blast furnace in an integrated steel mill Hot Briquetted Iron (HBI) Compacted form of direct reduced iron (DRI) that serves as a supplement for pig iron and scrap in electric arc furnace steel mills Hot Metal Blast furnace iron ore that is charged to the BOF in hot liquid form Glo s s a r y Term Definition Hot Rolled Sheet Carbon steel product commonly used for applications in which dimensional tolerances and surface finish quality is not critical (e.g. automotive accessories, stampings) Iron Ore Pellets Pellets are small balls of iron ore used in the production of steel that are agglomerated from fines Limestone Also referred to as flux, limestone is an essential input in a blast furnace Ladle Metallurgy Furnace (LMF) Holding furnace for hot metal coming out of the BOF or EAF, increases capacity of melt shop and allows for improvements to steel grade Metallics Iron ore or similar products that are used to produce raw steel NOx Nitrous oxide (NOx) is a greenhouse gas that traps heat in the atmosphere NSR Net Sales Realization: the average selling price of steel excluding costs of freight Pig Iron Intermediate solid input made by smelting iron ore with a high - carbon fuel and reductant, such as coke, with flux for use as a feedstock in the BOF Plate Includes steel sheet metal that is 5mm or thicker used for construction or structural purposes due to its low maintenance versatility (e.g. shipping containers, roofing, heavy equipment) Prime Scrap High quality, clean scrap metal that tends to trade at a premium to lower quality shredded scrap Slab Thick semi - finished (intermediate) steel that is further converted into hot rolled sheet or plate Service center Wholesalers that may further process steel purchased from manufacturer (e.g. cutting or forming) SOx Sulfur oxide (SOx) is an air pollutant that has negative health consequences

57